Exhibit 15.6

January 21, 2021

CNOOC Limited

c/o Suite 2300, 500 Centre Street SE

Calgary, Alberta, Canada

T2G 1A6

Re:	McDaniel & Associates - Report of Third Party for certain Canadian Oil Sands properties owned by CNOOC Limited

Gentlemen:

Pursuant to your request, McDaniel & Associates Consultants Ltd. (“McDaniel”) has conducted an independent audit of CNOOC Limited’s (“CNOOC”) proved bitumen and synthetic crude oil reserves, as of December 31, 2020, for certain Canadian Oil Sands properties owned by CNOOC and managed by its wholly-owned subsidiary, CNOOC Petroleum North America ULC (“CPNA”), as shown in Table 1. CNOOC has represented that these properties account for 16 percent of its total company proved reserves on an equivalent barrel basis as of December 31, 2020, and that its reserves estimates have been prepared in accordance with the United States Securities and Exchange Commission (SEC) definitions. We have reviewed information provided to us by CPNA on behalf of CNOOC that it represents to be its estimates of the reserves, as of December 31, 2020, for the same properties as those which we audited. The completion date of our report is January 21, 2021. This report was prepared in accordance with guidelines specified in Item 1202(a)(8) of Regulation S-K and is to be used for inclusion in certain filings of the SEC.

Reserves included herein are expressed as reserves as represented by CNOOC. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2020. Working interest reserves are defined as that portion of the gross reserves attributable to the interests owned by CNOOC after deducting all working interests owned by others. Net reserves are defined as working interest reserves after the deduction of royalties.

Estimates of bitumen and synthetic crude oil should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB T2P 3G6 Tel: (403) 262-5506 Fax: (403) 233-2744 www.mcdan.com

CNOOC Petroleum North America ULC	January 21, 2021
Report of Third Party for certain Canadian Oil Sands Properties owned by CNOOC Limited	Page 2

Data used in this audit were obtained from reviews with CPNA personnel, CPNA files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by CPNA with respect to property interests, production from such properties, current costs of operation and development, prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. Furthermore, if in the course of our examination something came to our attention, which brought into question the validity or sufficiency of any of such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

The process of estimating reserves requires complex judgments and decision-making based on available geological, geophysical, engineering and economic data. To estimate the economically recoverable oil, synthetic crude oil and natural gas reserves, and related future net cash flows, we consider many factors and make assumptions including:

expected reservoir characteristics based on geological, geophysical and engineering assessments;

future production rates based on historical performance and expected future operating and investment activities;

future oil and gas prices and quality differentials;

assumed effects of regulation by governmental agencies; and future development and operating costs

Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of June 2019, Approved by the SPE Board June 25, 2019).” Generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production decline curves, pressure transient analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used is based on professional judgment and experience.

Discovered oil and natural gas reserves are generally only produced when they are economically recoverable. As such, oil and gas prices, and capital and operating costs have an impact on whether reserves will ultimately be produced. As required by SEC rules, reserves represent the quantities that are expected to be economically recoverable using existing prices and costs. Estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

CNOOC Petroleum North America ULC	January 21, 2021
Report of Third Party for certain Canadian Oil Sands Properties owned by CNOOC Limited	Page 3

The proved reserves estimates in this report were based upon 2020 first-of-the month fiscal average pricing using benchmark pricing. Oil prices were primarily based upon West Texas Intermediate at Cushing crude oil benchmark of US$39.57 per barrel and Western Canadian Select at Hardisty benchmark of US$27.34 per barrel. Specific pricing for each field was adjusted for historical quality and transportation cost differentials, and for currency exchange rates. The resulting adjusted price is referred to as the “realized price.” For total proved reserves, the estimated realized prices were US$17.26 per barrel of Bitumen and US$36.82 per barrel of synthetic crude oil, based upon a volume weighted average of the properties evaluated.

Generally, operations are subject to various levels of government controls and regulations. These laws and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment, that are subject to change from time to time. Current legislation is generally a matter of public record, and additional legislation or amendments that will affect reserves or when any such proposals, if enacted, might become effective generally cannot be predicted. Changes in government regulations could affect reserves or related economics. In the regions that are currently being evaluated we believe we have applied existing regulations appropriately.

CNOOC Estimates

CPNA on behalf of CNOOC has represented that estimated proved reserves attributable to the audited properties are based on SEC definitions. CNOOC represents that its estimates of the reserves attributable to these properties represent 16 percent of its total company proved reserves after royalties on an equivalent basis and are as follows, expressed in thousands of barrels (Mbbl), and thousands of barrels of oil equivalent (Mboe):

CNOOC’s estimate of Reserves as of December 31, 2020

Certain Canadian Fields Audited by McDaniel & Associates

Oil Sands

CNOOC Reserves	Synthetic Crude Oil (Mbbl)	Bitumen (Mbbl)	Oil Equivalent (Mboe)
Working Interest Reserves (after royalties) - Net Reserves
Proved	796,703	87,632	884,334

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent based on an energy equivalent basis.

Reserves Audit Opinion

McDaniel has used all data, assumptions, procedures and methods that it considers necessary to prepare this report.

CNOOC Petroleum North America ULC	January 21, 2021
Report of Third Party for certain Canadian Oil Sands Properties owned by CNOOC Limited	Page 4

In our opinion, the information relating to estimated proved reserves of bitumen and synthetic crude oil contained in this opinion has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7 and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, and 1202(a) (1), (2), (3), (4), (5), (8) of Regulation S-K of the Securities and Exchange Commission.

We have examined the assumptions, data, methods procedures and proved reserves estimates prepared by CPNA on behalf of CNOOC. In our opinion, the proved reserves for the reviewed properties as estimated by CNOOC are, in aggregate on the basis of equivalent barrels, reasonable because when compared to our estimates, or if we were to perform our own detailed estimates, reflect a difference of not more than plus or minus 10 percent.

The analyses of these properties, as reported herein, was conducted within the context of an audit of a distinct group of properties in aggregate as part of the total corporate level reserves. Extraction and use of these analyses outside of this context may not be appropriate without supplementary due diligence.

McDaniel is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 65 years. McDaniel does not have any financial interest, including stock ownership, in CNOOC. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of CPNA on behalf of CNOOC.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of CNOOC. It is not to be reproduced, distributed, or made available, in whole or in part to any person, company, or organization other than CNOOC without the knowledge and consent of McDaniel & Associates Consultants Ltd. We reserve the right to revise any of the estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

If there are any questions, please contact the writer directly at (403) 218-1397.

Sincerely,

McDaniel & Associates Consultants Ltd.

/s/ Jared W. B. Wynveen

Jared W. B. Wynveen, P. Eng.

Executive Vice President

CC:	Ms. Marla Dube, P.Eng., Manager - CPNA Reservoir Engineering, Exploitation, Resource Development

Ms. Wendy Atkins, P.Eng., Sr Development Engineer – CPNA Development & Innovation, Resource Development

Mr. Brett Mulcahy, Deloitte LLP, Mr. Dan Khoshaba, Deloitte LLP

CNOOC Petroleum North America ULC	January 21, 2021
Report of Third Party for certain Canadian Oil Sands Properties owned by CNOOC Limited	Page 5

Table 1

CNOOC Properties Audited by McDaniel & Associates

Select Canadian Oil Sands Properties

December 31, 2020

	BUSINESS UNIT	FIELD NAME
1	OIL SANDS	LONG LAKE
2	OIL SANDS	SYNCRUDE

CNOOC Petroleum North America ULC	January 21, 2021
Report of Third Party for certain Canadian Oil Sands Properties owned by CNOOC Limited	Page 6

CERTIFICATE OF QUALIFICATION

I, Jared W. B. Wynveen, Petroleum Engineer of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1.	That I am an Executive Vice President of McDaniel & Associates Consultants Ltd., APEGA Permit Number P3145, which Company did prepare, at the request of CNOOC Limited., the report entitled "Report of Third Party for certain Canadian Oil Sands properties owned by CNOOC Limited, As of December 31, 2020", dated January 21, 2021, and that I was involved in the preparation of this report. I am also registered as a Responsible Member as outlined by APEGA for McDaniel & Associates Consultant Ltd. APEGA Permit Number 3145.

2.	That I attended the Queen’s University in the years 2002 to 2006 and that I graduated with a Bachelor of Science degree in Mechanical Engineering, that I am a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of Alberta and that I have in excess of 14 years of experience in oil and gas reservoir studies and evaluations.

3.	That I have no direct or indirect interest in the properties or securities of CNOOC Limited., nor do I expect to receive any direct or indirect interest in the properties or securities of CNOOC Limited, or any affiliate thereof.

4.	That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

/s/ Jared W. B. Wynveen

[SEAL]

Calgary, Alberta

Dated: January 21, 2021